Daktronics, Inc.
201 Daktronics Drive
Brookings, South Dakota 57006

July 13, 2023

VIA EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Daktronics, Inc. (the “Registrant”) Registration Statement on Form S-3
    Registration No. 333-273216

Ladies and Gentlemen:

On behalf of Daktronics, Inc., the undersigned hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 3:00 p.m., Washington D.C. time, on July 13, 2023 or as soon as is practicable thereafter.

Should you have any questions or require additional information, please do not hesitate to contact our legal counsel, Michele D. Vaillancourt, at (612) 604-6681.

Sincerely,

Daktronics, Inc.

By: /s/ Sheila M. Anderson
Name: Sheila M. Anderson
Title: Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)